Exhibit 99.1

BCE INC.

Safe harbour notice concerning forward-looking statements

February 2, 2023

Safe harbour notice concerning forward-looking statements

In this document, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell Media means, as the context may require, either Bell Media Inc. or our Bell Media segment.

Certain statements made in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call”, dated February 2, 2023, and certain oral statements made by our senior management during BCE’s 2023 financial guidance call held on February 2, 2023 (BCE’s 2023 Financial Guidance Call) are forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2023 annualized common share dividend and dividend payout ratio, BCE’s network deployment plans and anticipated capital expenditures as well as the benefits expected to result therefrom, the potential impacts on our business, financial condition and financial results of economic conditions, the expectation of stable adjusted EBITDA margin in 2023, expected strong contribution from our Bell Communication and Technology Services (Bell CTS) segment to revenue and adjusted EBITDA growth, expected soft advertising demand and higher content cost in our media segment, our expected cash pension funding reflecting an expected full contribution holiday in 2023, the expected level of our net debt leverage ratio in 2023, the expectation that BCE’s 2023 plan and anticipated free cash flow growth will support its common share dividend payments, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements made in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call”, or made orally during BCE’s 2023 Financial Guidance Call, are made as of February 2, 2023 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our financial guidance, business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Refer to Section A entitled Material assumptions for a description of the principal assumptions underlying the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call” and made orally during BCE’s 2023 Financial Guidance Call. Subject to various factors including, without limitation, the future impacts of general economic conditions, of the COVID-19 pandemic and of geopolitical events, which are difficult to predict, we believe that these assumptions were reasonable at February 2, 2023. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect. Refer to Section B entitled Business risks for a description of the principal known risks that could cause actual results or events to differ materially from our expectations expressed in, or implied by,
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the above-mentioned forward-looking statements and other forward-looking statements made in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call” and made orally during BCE’s 2023 Financial Guidance Call.

We caution readers that the risks described in the above mentioned section are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by BCE, the forward-looking statements made in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call”, or made orally during BCE’s 2023 Financial Guidance Call, do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business. Forward-looking statements made in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call”, or made orally during BCE’s 2023 Financial Guidance Call, are presented for the purpose of assisting investors and others in understanding certain elements of our expected financial results and objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

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Sections A and B of this Safe harbour notice concerning forward-looking statements (Safe Harbour Notice) contain, respectively, a description of:

• the principal assumptions made by BCE in developing its forward-looking statements set out in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call”, or made orally during BCE’s 2023 Financial Guidance Call

• the principal known risks that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from our current expectations expressed in, or implied by, our forward-looking statements set out in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call”, or made orally during BCE’s 2023 Financial Guidance Call

A.MATERIAL ASSUMPTIONS

A number of assumptions were made by BCE in preparing its forward-looking statements, including the material assumptions outlined in this section. The reader should note that assumptions made in the preparation of forward-looking statements are subject to various factors and, although considered reasonable by BCE at the time of preparation of such forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations expressed in, or implied by, our forward-looking statements.
In addition, BCE's forward-looking statements for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2023 assume, unless otherwise indicated, that the risks described in this Safe Harbour Notice will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct operating segment and is unaffected. As a result of our reporting changes, the operational assumptions outlined in this section are presented in accordance with our new reporting segments.

Economic assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:

•Slowing economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.0% in 2023, down from 3.6% in 2022

•Easing, but still elevated, consumer price index (CPI) inflation due to lower energy prices, improvements in global supply chains and the effects of higher interest rates moving through the economy

•Tight labour market

•Slow growth in household spending as higher interest rates weigh on disposable income

•Slow growth in business investment due to slowing demand, elevated borrowing costs and increased uncertainty about future economic conditions

•Prevailing high interest rates expected to remain at or near current levels

•Higher immigration

•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

•A higher level of wireline and wireless competition in consumer, business and wholesale markets

•Higher, but slowing, wireless industry penetration

•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors

•The advertising market is adversely impacted due to economic uncertainty resulting from inflationary pressures, increasing risk of recession and ongoing supply chain challenges with improvement expected in the second half of 2023

•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video-on-demand (SVOD) streaming services together with further scaling of OTT aggregators

Operational and financial assumptions

Our forward-looking statements are also based on various internal operational and financial assumptions.

Operational assumptions

We have made the following internal operational assumptions with respect to our Bell CTS and Bell Media segments:

Bell CTS

•Maintain our market share of national operators’ wireless postpaid mobile phone net additions and growth of our prepaid subscriber base

•Increased competitive intensity and promotional activity across all regions and market segments

•Ongoing expansion and deployment of Fifth Generation (5G) wireless network and 5G+ service, offering competitive coverage and quality

•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions

•Moderating growth in mobile phone blended average revenue per user (ARPU), driven by growth in 5G subscriptions, and increased roaming revenue from the easing of travel restrictions implemented as a result of the COVID-19 pandemic, partly offset by reduced data overage revenue due among others to the continued adoption of unlimited plans

•Accelerating business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions

•Improving wireless handset device availability in addition to stable device pricing and margins

•Further deployment of direct fibre to more homes and businesses within our wireline footprint

•Continued growth in retail Internet and Internet protocol television (IPTV) subscribers

•Increasing wireless and Internet-based technological substitution

•Continued aggressive residential service bundle offers from cable television (TV) competitors in our local wireline areas, moderated by growing our share of competitive residential service bundles

•Continued large business customer migration to Internet protocol (IP)-based systems

•Ongoing competitive repricing pressures in our business and wholesale markets

•Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•Increasing customer adoption of OTT services resulting in downsizing of TV packages

•Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

•Realization of cost savings related to operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Bell Media

•Overall revenue expected to reflect continued scaling of our strategic audience management (SAM) TV and Bell demand-side-platform (DSP) buying platforms, as well as DTC subscriber growth contributing towards the advancement of our digital-first media strategy

•Continued escalation of media content costs to secure quality programming

•Continued scaling of Crave through broader content offering, user experience improvements and expanded distribution

•Continued investment in Noovo original programming to better serve our French-language customers with a wider array of content on their preferred platforms

•Leveraging of first-party data to improve targeting, advertisement delivery and attribution

•Ability to successfully acquire and produce highly rated programming and differentiated content

•Building and maintaining strategic supply arrangements for content across all screens and platforms

•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial assumptions

We have made the following internal financial assumptions with respect to BCE for 2023:

• An estimated post-employment benefit plans service cost of approximately $210 million

•An estimated net return on post-employment benefit plans of approximately $100 million

•Depreciation and amortization expense of approximately $4,900 million to $4,950 million

•Interest expense of approximately $1,375 million to $1,425 million

•Interest paid of approximately $1,400 million to $1,450 million

•An average effective tax rate of approximately 26%

•Non-controlling interest of approximately $65 million

•Contributions to post-employment benefit plans of approximately $60 million

•Payments under other post-employment benefit plans of approximately $75 million

•Income taxes paid (net of refunds) of approximately $800 million to $900 million

•Weighted average number of BCE common shares outstanding of approximately 914 million

•An annual common share dividend of $3.87 per share

Assumptions underlying expected reductions in contributions to our pension plans

We have made the following principal assumptions underlying expected reductions in contributions to our pension plans:

•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution components

•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•No material experience losses from other unforeseen events such as through litigation or changes in laws, regulations or actuarial standards

ESG assumptions

We have made certain assumptions in preparing our environmental, social and governance (ESG) targets, which include, without limitation, the assumptions outlined in this Safe Harbour Notice. However, forward-looking statements for periods beyond 2023 involve longer-term assumptions and estimates than forward-looking statements for 2023 and are consequently subject to greater uncertainty. Material assumptions specific to certain key ESG targets are set out below.

GHG emissions reduction and supplier engagement targets

Our greenhouse gas (GHG) emissions reduction and supplier engagement targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•Implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers

•No new corporate initiatives, business acquisitions, business divestitures or technologies that would materially change our anticipated levels of GHG emissions

•Our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required

•No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions

•No required changes to our science-based targets (SBTs) pursuant to the Science Based Targets initiative (SBTi) methodology that would make the achievement of our updated SBTs more onerous or unachievable in light of business requirements

•Sufficient supplier engagement and collaboration in setting their own SBTs, no significant change in the allocation of our spend by supplier and sufficient collaboration with partners in reducing their own GHG emissions

Diversity, equity, inclusion and belonging targets

Our diversity, equity, inclusion and belonging (DEIB) targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•Ability to leverage DEIB partnerships and recruitment agencies to help identify qualified diverse talent for vacant positions

•Sufficient diverse labour market availability

•Implementation of corporate and business initiatives to increase awareness, education and engagement in support of our DEIB targets

•Propensity of existing employees and job-seekers to self-identify to enable a diverse workforce representation

B.BUSINESS RISKS

This section describes the principal known risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. These risks could cause our assumptions and estimates to be inaccurate and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements, including our financial guidance and business outlook disclosed on February 2, 2023 in the presentation entitled “Q4 2022 Results & 2023 Financial Guidance Call” and during BCE’s 2023 Financial Guidance Call. Since the realization of our forward-looking statements, including our ability to meet our financial guidance, essentially depends on our business performance which, in turn, is subject to many risks, the reader is cautioned that all risks described in this Safe Harbour Notice could have a material adverse impact on our forward-looking statements. Forward-looking statements for periods beyond 2023 assume, unless otherwise indicated, that the risks described in this Safe Harbour Notice will remain substantially unchanged during such periods, except for an assumed improvement in the risks related to the COVID-19 pandemic in future years.

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can. The actual effect of any event on our business, financial condition, liquidity, financial results or reputation could be materially different from what we currently anticipate. The risks described in this Safe Harbour Notice are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

I.PRINCIPAL CONSOLIDATED BUSINESS RISKS

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in Section B. II, Principal segmented business risks in this Safe Harbour Notice. For a detailed description of the principal risks relating to our regulatory environment and a description of the other principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, refer to Section B. III, Risks relating to our regulatory environment and Section B. IV, Other principal business risks, respectively, in this Safe Harbour Notice.

General economic conditions, COVID-19 pandemic and geopolitical events

Our business and financial results could be negatively affected by adverse economic conditions, including a potential recession as well as conditions associated with the COVID-19 pandemic and geopolitical events. The current global economic uncertainty could further exacerbate pre-existing risk factors, including those described in this Safe Harbour Notice, in light of elevated CPI inflation driven by sharp increases in prices for products and services as well as strong demand for goods, a tight labour market leading to sustained high wage growth, higher interest rates, and financial and capital market volatility. All of these could negatively affect our business and financial results, including by adversely affecting business and customer spending and the resulting demand for our products and services, our customers’ financial condition, the availability of our offerings in light of supply chain disruptions, and the cost and amount of funding available in the financial markets.

In addition, while most of the restrictions adopted by governments and businesses to combat the COVID-19 pandemic were lifted during 2022, the COVID-19 pandemic still raises uncertainties. Resurgences in new COVID-19 cases and the emergence and progression of new variants could cause governments to re-introduce restrictive measures including, depending on a resurgence’s intensity, certain or all of the strict confinement measures and business closures previously mandated or, potentially, additional measures. The re-introduction of restrictive measures could result in economic disruption, reduced immigration level, financial market volatility and financial hardship adversely affecting spending by our customers.

While the unfavourable effects of the COVID-19 pandemic on our financial and operating performance moderated in 2022, it is difficult to estimate the impacts that the COVID-19 pandemic could have in the future on our business or financial results and related assumptions due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes. Our business and financial results could again, in future periods, become more significantly and negatively impacted by the COVID-19 pandemic, including, among others, as a result of associated global supply chain challenges adversely affecting our wireless and wireline product revenues. While we have implemented business continuity plans and taken additional steps where required, including various preventive measures and precautions, there can be no assurance that these actions in response to the COVID-19 pandemic will succeed in preventing or mitigating, in whole or in part, the negative impacts of the pandemic on our company, employees or customers, and these actions may have adverse effects on our business, that may continue following the COVID-19 pandemic.

Furthermore, risk factors including, without limitation, those described in this Safe Harbour Notice, could be exacerbated, or become more likely to materialize, as a result of geopolitical events, which could have an adverse impact on our business or future financial results and related assumptions, the extent of which is difficult to predict. Geopolitical events could adversely impact the global economy and cause financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, increased inflationary pressures limiting consumer and business spending and increasing our operating costs, increased disruptions in our supply chain and increased information security threats.

1. Regulatory environment and compliance

1.1 Our regulatory environment influences our strategies, and adverse governmental or regulatory decisions could have negative financial, operational, reputational or competitive consequences for our business

Although most of our retail services are not price-regulated, government agencies and departments such as the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy. As with all regulated organizations, strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

For a discussion of our regulatory environment and the principal risks related thereto, refer to Section B. III, Risks relating to our regulatory environment as well as the applicable segmented risk discussions in Section B. II, Principal segmented business risks.

1.2Changes in applicable laws, the failure to proactively address our legal and regulatory obligations, and our involvement in various claims and legal proceedings, could have an adverse effect on our business, financial performance and reputation

Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, could have an adverse effect on our business, financial performance and reputation. The increase in laws and regulations around customer interactions and the technological evolution of our business further create an environment of complex compliance requirements that must be adequately managed. The failure to comply with legal or regulatory obligations applicable to us could expose us to litigation, significant fines and penalties, operational restrictions, as well as result in reputational harm. Heightened focus on consumer protection through provincial legislation and regulatory consumer codes, as well as increased legal and regulatory pressure in areas of privacy, accessibility, data governance and other ESG topics, require enhanced compliance frameworks and could further increase the company’s exposure to investigations, litigation, sanctions, fines and reputational harm.

We become involved in various claims and legal proceedings as part of our business. For a description of important legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2021 Annual Information Form, as updated in BCE’s First Quarter (Q1) 2022 MD&A and Third Quarter (Q3) 2022 MD&A.

2.Competitive environment

Competitive activity in our industry, including from technological substitution and the expansion of alternative service providers, is intense and contributes to disruptions in each of our business segments

As the scope of our businesses increases and evolving technologies drive new services, delivery models and strategic partnerships, our competitive landscape intensifies and expands to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors, including, in particular, cloud and OTT service providers, IoT hardware and software providers, voice over IP (VoIP) providers and other web-based players that are penetrating the telecommunications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing a material market presence, which has accelerated during the COVID-19 pandemic. Established competitors further seek to consolidate or expand their product offerings through acquisitions in order to increase scale and market opportunities in light of these changes in market dynamics. Failure to effectively respond to such evolving competitive dynamics could adversely affect our business and financial results.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to facilitate entry in our industry. In addition, the effects of government policies reserving spectrum at favourable pricing for regional facilities-based wireless service providers distort market dynamics. Together, these factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, some competitors deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting the network-based differentiation of our services. Such lower required investment challenges the monetization of our networks and our operating model. Moreover, foreign OTT players are currently not subject to the same Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

Greater customer adoption of services like 5G, as well as IoT services and applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), is expected to accelerate growth opportunities as well as competition in these areas. In addition, new technologies create a potential for diversifying our product and service offerings and create growth opportunities. If we are unable to develop and deploy new solutions in advance of or concurrently with our competitors, if the market does not adopt these new technologies in pace with our deployment of new solutions, or if we fail to adequately assess and manage the risks associated with these new solutions, our business and financial results could be adversely affected.

We expect these trends, some of which have intensified during the COVID-19 pandemic, to continue in the future, and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

•The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results

•Adverse economic conditions, such as economic downturns or recessions, increasing interest rates and inflation, adverse conditions in the financial markets or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services

•The COVID-19 pandemic and the restrictive measures mandated or recommended to contain the spread of the coronavirus have changed consumer behaviour and activity and the way businesses operate, and such changes could continue or further evolve, which could adversely affect the sale of our products and services, as well as our revenues and cash flows

•The shift to online transactions during the COVID-19 pandemic amid store closures and reduced store traffic could continue, thereby adversely impacting our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services

•Changes in customer behaviour adopted during the COVID-19 pandemic could result in continued suppression by customers of mobile phone data and offloading onto Wi-Fi networks as customers work from home, as well as influence customer adoption of new services including, without limitation, 5G and IoT

•Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could result in pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending

•Should our value proposition on pricing, network, speed, service or features not be considered sufficient for customers in light of available alternatives, or should our products and services not be provided over customers’ preferred delivery channels, this could lead to increased churn

•The proposed combination of Rogers Communications Inc. (Rogers) and Shaw Communications Inc. (Shaw) could create a Canadian competitor with larger scale, and the proposed sale of Freedom Mobile to Québecor Inc. could change competitive dynamics in several provinces, all of which could have adverse implications for each of our business segments

•The convergence of wireline and wireless services is impacting product purchase choice by customers and could increase product substitution in favour of lower-margin products as well as increase churn, which trends are expected to increase with the continued adoption of 5G and 5G+

•Regulatory decisions regarding wholesale access to our wireless and fibre networks could facilitate entry of new competitors, including OTT players, or strengthen the market position of current competitors, which may negatively impact our retail subscriber base in favour of lower-margin wholesale subscribers and thus could negatively impact our capacity to optimize scale and invest in our networks

•The timely rollout of 5G and 5G+ mobile services may be adversely impacted by government decisions, constraints on access to network equipment, labour shortages and potential operational challenges in delivering new technology

•Cloud-based and OTT-based substitution and the market expansion of lower-cost VoIP, collaboration and software-defined networking in a wide area network (SD WAN) solutions offered by local and global competitors, such as traditional software players, are changing our approach to service offerings and pricing and could have an adverse effect on our business

•Spending rationalization by business customers could lead to further reductions in sales of traditional connectivity, value-added services and margin erosion, driven by technology substitution, economic factors and customers’ operational efficiencies

•Multinational business consumers’ desire to consolidate global network service supply with one supplier could accelerate the disruptions in our Bell CTS segment

•The pressure from simpler, lower-cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

•Subscriber and viewer growth is challenged by changing viewer habits, the expansion and continued market penetration of global scale low-cost OTT content providers, OTT aggregators and other alternative service providers, some of which may offer content as loss leaders to support their core business, as well as account stacking, CRTC arbitration and a fragmentation of audiences due to an abundance of choices

•While most COVID-19 restrictive measures were lifted during 2022, the ongoing resultant changes in customer behaviour could further negatively affect Bell Media’s revenues. In addition, the reintroduction of some or all of these measures could adversely affect Bell Media’s revenues in future periods.

•Competition, with both global competitors and traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition and development costs as well as reduced access to key content as some competitors withhold content to enhance their OTT service offering

•The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

•Traditional radio faces accelerated substitution from new music players and alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services, which has been exacerbated since the beginning of the COVID-19 pandemic due to a decline in radio audience driven by reduced travel needs and altered daily routines

•The launch by Canadian and international competitors of low earth orbit (LEO) satellites to provide connectivity, primarily in rural areas and the North, intensifies competition, which could adversely affect our network deployment strategy in such areas and negatively impact demand for our connectivity services. The ability of our subsidiary Northwestel Inc. (Northwestel), operating in Canada’s North, to respond to the competitive threat from these providers is further hampered by CRTC retail Internet regulations.

For a further discussion of the risks relating to our competitive environment on a segmented basis, refer to section B. II, Principal segmented business risks.

3.Security management and data governance

3.1Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including from information security threats

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, information technology (IT) systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, ransom/encryption of, and theft of, confidential, proprietary, sensitive or personal information, as well as extortion and business disruptions.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may also be subject to information security threats, also expose us to risks as we have less immediate oversight over their IT domains. Furthermore, the introduction of 5G, cloud computing and the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use of emerging technologies such as artificial intelligence (AI), robotics and smart contracts leveraging blockchain for digital certification, have significantly increased the threat surface of our network and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication, including social media and cloud-based solutions, could adversely affect our ability to successfully defend against information security attacks.

The COVID-19 pandemic and recent geopolitical events have further increased our exposure to information security threats. Initially adopted in the context of the COVID-19 pandemic, remote work arrangements of our employees and those of our suppliers have increased remote connectivity to our systems and the potential use of unauthorized communications technologies. In addition, we have seen an increase in global criminal activity, which further pressures our security environment.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

•Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us

• Unauthorized access to proprietary or sensitive information about our business, which could result in diminished competitive advantages and loss of future business opportunities

•Theft, loss, unauthorized disclosure, destruction, encryption or corruption of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, extortion threats due to ransomware and difficulty in accessing materials to defend legal actions

•Lost revenue resulting from the unauthorized use of proprietary information or the failure to retain or attract customers after an incident

•Physical damage to network assets impacting service continuity

•Fines and sanctions for failure to meet legislative requirements or from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data

•Increased fraud as criminals leverage stolen information against our customers, our employees or our company

•Remediation costs such as liability for stolen information, equipment repair and service recovery, and incentives to customers or business partners in an effort to maintain relationships after an incident

•Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors

•Changes in the terms, conditions and pricing of customer, supplier and financial contracts and agreements that we may have

In light of the evolving nature and sophistication of information security threats, our information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. However, given the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies, procedures and controls that we implement will be effective against all information security attacks. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

3.2Failure to implement effective data governance could harm our brand and reputation, expose us to regulatory pressure and penalties, constrain our competitive opportunities, and adversely affect our business and financial results

To achieve our purpose of advancing how Canadians connect with each other and the world, we must preserve the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence, requiring us to focus on respecting the privacy of our customers’ data and protecting such data against information security threats. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data in accordance with applicable privacy legislation. Failure to meet customer and employee expectations regarding the appropriate use and protection of their data could have negative reputational, business and financial consequences for the company.

There has also been increased regulatory scrutiny over the use, collection, and disclosure of personal information in Canada. We are subject to various privacy legislation, such as Canada’s anti-spam legislation (CASL) and the Personal Information Protection and Electronic Documents Act, as well as foreign privacy legislation via the mandatory flow-through of privacy-related obligations by our customers, including those of the General Data Protection Regulation (EU). Global and domestic regulation around privacy and data practices are evolving rapidly and new or amended privacy legislation has been proposed or adopted federally and in a number of Canadian provincial jurisdictions with significant obligations, limitations on the use of personal information, penalties and short implementation horizons. Our data governance framework must not only meet applicable privacy requirements, but also be able to evolve for continuous improvement. Effective data governance is also a component of good ESG practices, which are considered an increasingly important measure of corporate performance and value creation.

Failure to implement effective data governance encompassing the protection and appropriate use of data across its life cycle, and incorporating data governance as a core consideration in our business initiatives and technology decisions, could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business and financial results. It could give rise to litigation, investigations, fines and liability for failure to comply with increasingly stringent privacy legislation, as well as increased audit and regulatory scrutiny that could divert resources from business operations.

II.PRINCIPAL SEGMENTED BUSINESS RISKS

Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments are being combined to form a single reporting segment, Bell CTS. Bell Media remains a distinct operating segment and is unaffected. As a result of our reporting changes, the principal segmented business risks discussed in this section are presented in accordance with our new reporting segments.

1.Bell CTS

This section discusses certain principal business risks which specifically affect our Bell CTS segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Aggressive competition	Regulatory environment	Market environment, technological advancement and changing customer behaviour
Risk	Risk	Risk
The intensity of competitive activity from national wireless operators, smaller or regional facilities-based wireless service providers, non-traditional players and resellers

The intensity of competitive activity coupled with new wireline product launches for residential customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP, collaboration and SD WAN solutions) from national operators, non-traditional players and wholesalers, including the expanded offering of retail services based on wholesale access by large facilities-based competitors
Increased regulation of wireless services, pricing and infrastructure (e.g., additional mandated access to wireless networks, establishing rates for mandated wireless services that are materially different from the rates we propose, and limitations placed on future spectrum bidding)

The CRTC could mandate rates for the new disaggregated wholesale high-speed access service available on fibre-to-the-premise (FTTP) facilities that are materially different from the rates we proposed, and which do not sufficiently account for the investment required in these facilities, or modify the network configuration of this new service in a way that materially improves the business position of our competitors

The courts could overturn the new wholesale rates the CRTC set for aggregated high-speed access service in 2021, which were much higher than the rates it had proposed in 2019
Slower wireless subscriber growth due to high Canadian smartphone penetration and reduced or slower immigration flow

With technological advancement, the traditional TV viewing model (i.e., the subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

Changing customer habits further contribute to the erosion of network access services (NAS) lines

Potential impact	Potential impact	Potential impact
Pressure on our revenue, adjusted EBITDA, ARPU and churn would likely result if wireless competitors continue to aggressively pursue new types of price plans, increase discounts, offer shared plans based on sophisticated pricing requirements (e.g., installments) or offer other incentives, such as cash-back for upgrade with old smartphone and multi-product bundles, to attract new customers

An increase in the intensity level of competitive activity for wireline services could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell CTS’s adjusted EBITDA

Increased regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our Bell CTS segment

In respect of the new disaggregated wholesale high-speed access service available on FTTP facilities, the mandating of rates that are materially different from the rates we proposed or the adoption of a network configuration advantageous for our competitors, or the implementation of the rates reduced by the CRTC in August 2019 for aggregated wholesale high-speed access services, could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our business

A maturing wireless market could challenge subscriber growth and the cost of subscriber acquisition and retention, putting pressure on the financial performance of our business

Our market penetration and number of TV subscribers could decline as a result of innovative offerings by BDUs and an increasing number of domestic and non-domestic unregulated OTT providers, as well as a significant volume of content piracy

The proliferation of IP-based products, including OTT content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

The ongoing loss of NAS lines challenges our traditional voice revenues and compels us to develop other service offerings

2.Bell Media

This section discusses certain principal business risks which specifically affect our Bell Media segment, in addition to the other risks described elsewhere in this Safe Harbour Notice.

Advertising and subscription revenue uncertainty	Aggressive competition, piracy and regulatory constraints	Rising content costs and ability to secure key content
Risk	Risk	Risk
Advertising is heavily dependent on economic conditions and viewership, and traditional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services. Our ability to grow digital and other alternative advertising revenue, in the context of a changing and fragmented advertising market, is further being challenged by such global-scale players.

The advertising market could be further impacted by cancelled or delayed advertising campaigns from many sectors due to economic uncertainty or a reintroduction of restrictive measures related to the COVID-19 pandemic

Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, that expire on a specific date	The intensity of competitive activity from new technologies and alternative distribution platforms such as unregulated OTT content offerings, video-on-demand (VOD), personal video platforms, DTC distribution and pirated content, in addition to traditional TV services, in combination with the development of more aggressive product and sales strategies by non-traditional global players with a much larger scale	Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content or to restrict content within their own ecosystems, and the ability to acquire or develop key differentiated content to drive revenues and subscriber growth
Potential impact	Potential impact	Potential impact
Economic uncertainty or a reintroduction of restrictive COVID-19 related measures could reduce advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market could result in the loss of advertising revenue.

If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue	Adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams	Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

III.RISKS RELATING TO OUR REGULATORY ENVIRONMENT

1.Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility Inc. (Bell Mobility), Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Group Maskatel Québec LP (Maskatel), Distributel Communications Limited (Distributel) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services and is implementing a wholesale facilities-based mobile virtual network operator (MVNO) access service. Lower mandated wholesale rates or the imposition of unfavourable terms for mandated services could undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

2.Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec, Maskatel, Distributel and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. Most retail services offered by the BCE group of companies are forborne from retail regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

2.1Proposed policy direction

On May 26, 2022, the Government of Canada announced a new proposed policy direction to the CRTC in respect of telecommunications services. The proposed policy direction would replace existing policy directions issued in 2006 and 2019. The proposed policy direction would retain from the 2019 version that the CRTC should consider how its decisions can promote competition, affordability, consumer interests and innovation. It would direct the CRTC to adhere to a list of principles of effective regulation, to maintain or potentially expand its wholesale regimes for fixed Internet and mobile wireless services, and to take certain steps to enhance and protect the rights of consumers of telecommunications services. Under the Telecommunications Act, the proposed policy direction must be laid before each House of Parliament for at least forty sitting days before it becomes effective, as initially tabled or with any modifications found advisable. At this time, it is unclear what impact, if any, a new policy direction could have on our business and financial results.

2.2Review of mobile wireless services

On February 28, 2019, the CRTC launched its planned review of the regulatory framework for mobile wireless services. The main issues in the CRTC’s consultation included (i) competition in the retail market; (ii) the current wholesale mobile wireless service regulatory framework, with a focus on wholesale MVNO access; and (iii) the future of mobile wireless services in Canada, with a focus on reducing barriers to infrastructure deployment. On April 15, 2021, the CRTC released its decision, which requires Bell Mobility, Rogers Communications Canada Inc. (Rogers Canada), Telus Communications Inc. (Telus) and Saskatchewan Telecommunications (SaskTel) to provide MVNO access to their networks to regional wireless carriers to allow them to operate as MVNOs in ISED Tier 4 spectrum licence areas where they own spectrum. The terms and conditions for MVNO access will be established in tariffs to be approved by the CRTC. The rate for MVNO access will not be subject to the CRTC tariff regime but instead is to be commercially negotiated between the parties with final offer arbitration by the CRTC as a recourse if negotiations fail. The CRTC indicated that the mandated access service is intended to be a temporary measure and will, in the absence of certain implementation delays, be phased out seven years from the date tariffed terms and conditions are finalized. In the decision, the CRTC has also required Bell Mobility, Rogers Canada and Telus to provide seamless handoffs as part of the CRTC’s existing mandated domestic roaming service and has confirmed that its mandatory roaming obligations apply to 5G. On July 14, 2021, Bell Mobility, Rogers Canada, Telus and SaskTel filed proposed tariff terms and conditions for the mandated MVNO access service and Bell Mobility, Rogers Canada and Telus filed proposed amendments to their mandated roaming tariffs to reflect the CRTC’s determinations. On April 6, 2022, the CRTC issued a decision on the mandated roaming tariffs in which it directed Bell Mobility, Rogers Canada and Telus to make specified changes to their tariffs by April 21, 2022, for CRTC approval.

On October 19, 2022, the CRTC issued a decision in which it made certain determinations regarding the terms and conditions of the proposed MVNO tariffs previously filed by Bell Mobility, Rogers Canada, Telus and SaskTel, and directed them to file revised tariffs reflecting these determinations within 30 days. In the decision, the CRTC directed Bell Mobility, Rogers Canada, Telus and SaskTel to offer MVNO access service to regional carriers with a home radio access network (RAN) and core network actively offering mobile wireless services commercially to retail customers in Canada, and confirmed that similar terms and conditions related to seamless handoffs and 5G in the domestic roaming tariffs should apply to the mandated MVNO tariffs. The CRTC required Bell Mobility, Rogers Canada, Telus and SaskTel to begin accepting requests for MVNO access from regional wireless carriers from the date of the decision. Bell Mobility is required to provide access to the mandated MVNO service in all provinces (excluding Saskatchewan) and in the three territories. It is unclear at this time what impact, if any, the measures set out in this decision could have on our business and financial results, and our ability to make investments at the same levels as we have in the past.
2.3Mandated disaggregated wholesale access to FTTP networks

On July 22, 2015, in Telecom Regulatory Policy CRTC 2015-326, the CRTC mandated the introduction of a new disaggregated wholesale high-speed access service, including over FTTP facilities. The first stage of its implementation took place only in Ontario and Québec. This adverse regulatory decision may impact the specific nature, magnitude, location and timing of our future FTTP investment decisions. In particular, the introduction by the CRTC of mandated wholesale services over FTTP undermines the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas.

On August 29, 2017, in Telecom Order CRTC 2017-312, the CRTC set interim rates for the new disaggregated wholesale high-speed access service. The final rates remain to be determined. On June 11, 2020, the CRTC launched a new proceeding (refer to Review of network configuration for disaggregated wholesale access below) to reconsider the network configuration of the disaggregated wholesale high-speed access service it mandated in 2015 and suspended the finalization of the interim rates and terms of tariff that were set in 2017 until further notice. The mandating of final rates that are materially different from the rates we proposed could further impact our investment strategy, improve the business position of our competitors and adversely impact our financial results.

2.4CNOC’s application on retail FTTP broadband services

On January 8, 2021, Canadian Network Operators Consortium Inc. (CNOC) filed an application with the CRTC asking for an order mandating Bell Canada and other large providers to sell retail FTTP broadband services to Internet service providers (ISPs), at a mandated discount off the retail price. ISPs would then resell these services under their own brands. CNOC proposed that this mandated access to retail FTTP services would last until the CRTC completes its reviews of all current and near-term proceedings related to wholesale high-speed services. The implementation of CNOC’s proposal would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, particularly in smaller communities and rural areas, as well as improve the business position of our competitors and adversely impact our financial results.

2.5Review of wholesale FTTN high-speed access service rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to fibre-to-the-node (FTTN) or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect back to March 2016.

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Bragg Communications Inc. (Eastlink), Rogers, Shaw and Vidéotron Ltée) and Telus, the CRTC issued Decision 2021-182 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in the second quarter of 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates and ensures a better climate for much-needed investment in advanced networks. The largest reseller, TekSavvy Solutions Inc. (TekSavvy), obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. The decision was also challenged in three petitions brought by TekSavvy, CNOC and National Capital Freenet before Cabinet but, on May 26, 2022, Cabinet announced it would not alter the decision.

2.6Review of network configuration for disaggregated wholesale access

On June 11, 2020, the CRTC launched a proceeding to reconsider the network configuration of the disaggregated wholesale high-speed access service mandated of Bell Canada and large cable carriers. The consultation aims to adopt a model applicable to wholesale providers across the country. It may also result in the adoption of a different level of disaggregation for Bell Canada than had been mandated in 2015 as discussed under Mandated disaggregated wholesale access to FTTP networks above. The launch of this new consultation has suspended the finalization of the rates of Bell Canada’s existing disaggregated high-speed access service, which will remain at their current interim level until further notice. Revisions that facilitate reseller access to disaggregated wholesale access and/or the mandating of final rates that are materially different from the rates Bell Canada has proposed could undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline networks, improve the business position of resellers of high-speed access services and adversely impact our financial results.

2.7TekSavvy’s application regarding undue preference in wholesale high-speed access rates and services

On January 20, 2023, TekSavvy filed an application with the CRTC in which it alleges that Rogers Canada and Bell Canada engaged in undue preference in contravention of the Telecommunications Act. Specifically, TekSavvy claimed that Rogers Canada and Bell Canada entered into off-tariff agreements (OTAs) with Vidéotron Ltée and EBOX Inc. (EBOX), respectively. With respect to Bell Canada and EBOX, TekSavvy alleges that Bell Canada provided EBOX with preferential wholesale high-speed access rates and/or wholesale aggregated high-speed access over FTTP, a service not available to other competitors. TekSavvy asked the CRTC to commence an investigation into the alleged OTAs and to provide interim relief, such as adopting the rates for wholesale aggregated high-speed access set in its August 15, 2019 decision (which were largely invalidated by the CRTC in Decision 2021-182, see Review of wholesale FTTN high-speed access service rates above) or mandating wholesale aggregated access to FTTP at retail-minus rates (which is similar to CNOC’s pending application discussed under CNOC’s application on retail FTTP broadband services above). We believe the application, at least in regards to EBOX and Bell Canada, has no merit because it is based on some factual assumptions which are not accurate. Nonetheless, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

2.8Review of the approach to rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC launched a proceeding to reconsider the current approach used by the CRTC to set rates for mandated wholesale telecommunications services. The proceeding aims to consider the most appropriate methodology for ensuring that such rates are just and reasonable and are established in an efficient manner. This may result in the adoption of a new costing approach that substantially differs from the current Phase II costing methodology. Phase II is a prospective incremental costing methodology currently used by the CRTC to determine rates for regulated wholesale services. If the current Phase II costing methodology is revised or replaced, the impact of such changes may result in more efficient and transparent rate setting, or it may result in a rate-setting process that favours resellers and undermines incentives for facilities-based investment. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

2.9Review of the CRTC’s regulatory framework for Northwestel

On June 8, 2022, the CRTC launched the second phase of a proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada’s North. This proceeding may result in modifications to the current regulatory framework for Northwestel, including with respect to issues such as rates, wholesale access and subsidies. Modifications to the current regulatory framework may result in additional subsidies and rate flexibility for Northwestel, which would encourage investment, or they may result in rate restrictions or additional wholesale obligations, which would undermine incentives for investment in the North. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

2.10CRTC review of access to poles

On October 30, 2020, the CRTC launched a proceeding to request comments on potential regulatory measures to make access to poles owned by TCCs, such as Bell Canada, more efficient. As part of this proceeding, the CRTC requested comments on whether there should be maximum time limits for the completion of make ready work (i.e. work that is required in certain instances to be carried out on a pole prior to network deployment activities to either add capacity or ensure it can safely accommodate the deployment activities); whether all occupants of a pole should be responsible for the costs associated with pole maintenance and make ready work; whether there should be a limit on the amount of time for which a pole owner can reserve spare capacity on a pole; and whether the CRTC can and should take steps to improve access to electric utility poles, having regard to the limit of its jurisdiction. We have implemented improvements to our pole access procedures and requested CRTC approval for the implementation of a “one touch make ready” process, starting with a trial in Québec. This proceeding may result in other modifications to the current regulatory process for access to poles. At this time, it is unclear what impact, if any, the results of the proceeding could have on our business and financial results.

2.11Bill C-26, An act respecting cyber-security

On June 14, 2022, the Government of Canada introduced Bill C-26, An Act Respecting Cyber Security (ARCS). ARCS would enact the Critical Cyber Systems Protection Act, which would establish a regulatory framework requiring designated operators in the finance, telecommunications, energy and transportation sectors to protect their critical cyber systems. Also included in Bill C-26 are proposed changes to the Telecommunications Act that would establish new authorities that would enable the Government to take action to promote the security of the Canadian telecommunications system, which could include measures with respect to certain suppliers, such as Huawei and ZTE. If enacted, Bill C-26 would give ISED additional order-making powers and establish an enforcement regime under which the Minister responsible for ISED could impose administrative monetary penalties, among other actions. It is unclear at this time what impact the legislative changes could have on our business and financial results.

2.12Canada’s telecommunications foreign ownership rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

3.Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

3.1Bill C-11, An Act to amend the Broadcasting Act

On February 2, 2022, the Government of Canada tabled Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts. Key among the proposed amendments in Bill C-11 is that foreign online broadcasting undertakings doing business in Canada could be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contribution would be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. Bill C-11 passed third reading in the House of Commons on June 15, 2022 and it passed third reading in the Senate of Canada on December 15, 2022. It will return to the House of Commons for review of the changes in the Senate of Canada and will likely require further review by the Senate of Canada if the House of Commons does not accept all the changes the Senate of Canada has proposed before receiving royal assent. Bill C-11 would result in the elimination of CRTC Part II Licence Fees whereby the broadcasting industry pays an annual tax of approximately $120 million per year. It is unknown when and if Bill C-11 will receive royal assent, when and if any adopted reforms would come into force, and whether the elimination of Part II Licence Fees would be included in the final version of the Act. Therefore, the impact that the legislative changes could have on our business and financial results is unclear at this time.

4.Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate a wireless system in Canada must hold a spectrum licence to do so. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.

4.1Decision on 3800 MHz spectrum licensing framework

On June 30, 2022, ISED released its decision on the technical, policy and licensing framework to govern the auction and use of spectrum licences in the 3800 Megahertz (MHz) band. ISED will implement a cross-band spectrum cap (with the 3500 MHz band) of 100 MHz. The auctioned licences will have a 20-year term and licences will not be transferable for the first 5 years of the licence term if the transfer results in exceeding the cross-band spectrum cap. In addition, licensees will be required to provide network coverage to a certain percentage of the population at 5, 7, 10 and 20 years following licence issuance depending on the licence area. Licensees with existing Long-term Evolution (LTE) networks will be subject to additional deployment requirements based on their existing LTE coverage. The auction is scheduled to begin October 24, 2023. It is unclear what impact the results of this decision could have on our business and financial results.

4.2Consultation on 26, 28 and 38 GHz (Millemetre Wave) spectrum licensing framework

On June 6, 2022, ISED initiated a consultation seeking input regarding a policy and licensing framework to govern the auction and use of spectrum licences in the 26, 28 and 38 Gigahertz (GHz) (Millimeter Wave) spectrum bands. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, or a spectrum cap across the 26, 28 and 38 GHz spectrum bands. ISED proposes that the auctioned licences will have a 10-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to deploy a certain number of sites in each licence area at five and nine and a half years following licence issuance. ISED has not yet indicated a specific date when the auction will take place. The consultation paper also seeks comments on the transition process for existing 38 GHz licensees from fixed to flexible use (i.e., mobile or fixed use), as well as the limitations on the use of 38 GHz spectrum by satellite earth stations. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

5.Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

6.Other

6.1Bill C-18, The Online News Act

On April 5, 2022, the Government of Canada tabled Bill C-18, An Act respecting online communications platforms that make news content available to persons on Canada (the Online News Act). Bill C-18 would require digital news intermediaries, such as Google and Facebook, that share news content produced by other news outlets to negotiate commercial arrangements with those outlets, compensating them for the news content shared on digital platforms. The legislation, as currently drafted, would entitle Bell Media’s general news services, such as CTV and Noovo, to compensation. Bill C-18 passed third reading through the House of Commons on December 14, 2022, and is now before the Senate of Canada where it will be studied by the Standing Senate Committee on Transport and Communications. It is unknown when and if Bill C-18 will receive royal assent, when and if any adopted reforms would come into force, and the level of compensation that may be established under the Bill. Therefore, the impact that the legislative changes could have on our business and financial results is unclear at this time.

IV.OTHER PRINCIPAL BUSINESS RISKS

The following sections describe the other principal business risks that could also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation in addition to those previously discussed in this document under Section B. I, Principal consolidated business risks, Section B. II, Principal segmented business risks and Section B. III, Risks relating to our regulatory environment.

1.Technology/infrastructure transformation
2.Customer experience
3.People
4.Operational performance
5.Vendor management/supply chain
6.Reputation and environment, social and governance practices
7.Financial management

1.Technology/infrastructure transformation

The evolution and transformation of our networks, systems and operations using next-generation technologies, while lowering our cost structure, are essential to effective competition and customer experience

Globalization, increased competition and ongoing technological advances are driving customer expectations for faster market responses, improved customer service, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies along with customer service tools that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies further provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT infrastructure. The failure to accurately assess the potential of new technologies, or to invest and evolve in the appropriate direction in an environment of changing business models, could have an adverse impact on our business and financial results.

In particular, our network and IT evolution activities seek to use new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, multi-edge computing, open source software, artificial intelligence and machine learning. They further seek to transform our network and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations, as well as providing omni-channel capabilities for our customers. Our evolution activities also focus on building next-generation converged wireline and wireless networks leveraging smart-core technologies, to enable competitive quality and customer experience at a competitive cost structure amid rapidly growing capacity requirements. Alignment across technology platforms, product and service development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to adopt best in class technology practices in transforming our operations in order to enable a truly customer-centric service experience may hinder our ability to build customers’ trust in our innovation and technological capabilities and our ability to compete on footprint, service experience and cost structure. Any one or more of the above could have an adverse impact on our business, financial results and reputation.

Customer retention and new customer acquisitions may be hindered during our transformation activities if such transformation causes poor service performance, which in turn may adversely affect our ability to achieve operational and financial objectives. Failure to quickly maximize adaptable infrastructures, processes and technologies to efficiently respond to evolving customer patterns and behaviours and to leverage IP and automation across many facets of our network, product and service portfolio could inhibit a fully customer-centric approach. This could reduce our ability to provide comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

We further seek to expand our network footprint to enhance our value proposition and meet customer needs while deploying technologies to support growth. However, adverse regulatory or court decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the lowering of rates by the CRTC of mandated wholesale services over FTTP, the imposition of unfavourable terms or the adoption of unfavourable rates in arbitration processes associated with the facilities-based MVNO access service the CRTC is implementing, the potential for additional mandated access to our networks, or the imposition of broader wholesale obligations on wireless networks would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined, timely and strategic manner could limit our ability to compete effectively and to achieve desired business and financial results.

Other examples of risks affecting the achievement of our desired technology/infrastructure transformation include the following:

•The current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials, as well as unavailability of our employees, or those of our suppliers or contractors, due to workforce reduction initiatives, government actions, illness, or other restrictive measures, which may impact our ability to expand our networks or to start, advance or complete both currently planned network deployment projects and other projects
•Challenges in hiring, retaining and developing technical and skilled resources could adversely impact transformation activities
•We, and other telecommunications carriers upon which we rely to provide services, must be able to purchase high-quality, reputable network equipment and services from third-party suppliers on a timely basis and at a reasonable cost
•Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, fibre and wireless rollouts
•Suboptimal capital deployment in network build, infrastructure and process upgrades, and customer service improvements, could hinder our ability to compete effectively
•The successful deployment of wireless-to-the-premise (WTTP) and 5G mobile services could be impacted by various factors affecting coverage and costs
•Higher demand for faster Internet speed and capacity, coupled with governmental policies and initiatives, creates tensions around FTTP and WTTP deployment in terms of geographic preference and pace of rollout
•The increasing dependence on applications for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), that may not be available, as well as the need for associated operating processes integrated into ongoing operations
•New products, services or applications could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in a shorter lifecycle for existing or developing technologies, which could increase depreciation and amortization expense
•The decommissioning of legacy equipment could be challenged by customer requirements to continue using older technologies as well as inherent risks involved with transitioning to new systems

•As content consumption habits evolve and viewing options increase, our ability to aggregate and distribute relevant content and our ability to develop alternative delivery vehicles to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required
•Successfully managing the development and deployment of relevant product solutions on a timely basis to match the speed of adoption of IoT in the areas of retail, business and government could be challenging
•Customers continue to expect improvements in customer service, new functions and features, and reductions in the price charged to provide those services. Our ability to provide such improvements increasingly relies upon using a number of rapidly evolving technologies, including artificial intelligence, machine learning, and “big data”. However, the use of such technologies is being increasingly scrutinized by legislators and regulators. If we cannot build market-leading competencies in the use of these emerging technologies in a way that respects societal values, we may not be able to continue to meet changing customer expectations and to continue to grow our business.
2.Customer experience

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised by customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience at a fair value proposition could hinder product and service differentiation and customer loyalty. The foundation of effective customer service is our ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. However, complexity in our operations resulting from multiple technology platforms, ordering and billing systems, sales channels, marketing databases and a myriad of rate plans, promotions, brands and product offerings, in the context of a large customer base and a workforce that continuously requires to be trained, monitored and replaced, may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. These challenges may be exacerbated as services become more complex. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention. In addition, the current global economic uncertainty and the COVID-19 pandemic may bring about the unavailability of certain employees, or those of our suppliers or contractors, due to workforce reduction initiatives, government actions or illness, which could negatively impact the rapidity of our response to customer demands and the overall customer experience.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres and social media forums. These customer demands have intensified in response to the COVID-19 pandemic and the resulting shift to online transactions amid store closures, and we seek to provide the necessary platforms for customers to research, interact, purchase and service. Customers’ journey is increasingly completed on mobile devices, requiring alignment of websites, customer support platforms and marketing. Understanding the customer relationship as a whole in a multi-product environment and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. While we introduced new services and tools, including self-managed solutions, designed to accelerate our customer experience evolution, we are unable to predict whether such services and tools will be sufficient to meet customer expectations. Failure to develop true omni-channel capabilities and improve our customer experience by digitizing and developing a consistent, fast and on-demand end-to-end experience before, during and after sales using new technologies such as artificial intelligence and machine learning, in parallel with our network evolution, could also adversely affect our business, financial results, reputation and brand value. Such development activities could further be challenged by scarcity of skilled resources in the context of a tight labour market.

Customers’ perception of our products, services, brand and corporate image is also important. Embracing topics that matter to the stakeholder value proposition, such as increasing our focus on ESG topics and on the reporting of same, adds an important layer to the customer perception of our company and thus to the overall customer experience. Failure to positively influence customer perceptions through effective communication, including through our use of social media and other communication media or otherwise, could adversely affect our business, financial results, reputation and brand value.

3. People

3.1Our people are central to our success and attracting, developing and retaining a diverse and talented team capable of furthering our strategic imperatives is essential to driving a winning culture and outstanding performance

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on their responsibilities and the environment in which they are functioning. Demand for highly skilled team members has recently intensified, as retiring workers, limited immigration due to restrictions related to the COVID-19 pandemic, and an increase in remote-work arrangements allowing more global competition have created an even more competitive marketplace. This emphasizes the importance of developing and maintaining a comprehensive and inclusive human resources strategy and employee value proposition to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. In addition, an appropriately skilled and diversified pool of talent is essential to support evolving business priorities in the context of an ongoing business transformation impacting job nature and skill sets. Failure to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, or to efficiently replace departing employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. Labour shortages could negatively affect our ability to implement our strategic priorities, as well as sell our products and services and more generally serve our customers.

Establishing a culture that drives inclusivity, employee engagement, development and progression is essential to attract and retain talent. In addition, employees are typically more engaged at work when their value system aligns with their employer’s corporate values. Team members and organizations that share values also share a bigger purpose, and this match is critical to creating a long-lasting, successful and motivating place to work. We seek to foster an inclusive, equitable and accessible workplace where team members are valued, respected and supported, reflecting the diversity of the communities we serve and our desire to provide team members with the opportunity to reach their full potential. We further endeavour to establish programs and provide resources to support team members on a wide range of topics, including mental health services and support. Failure to establish robust programs to further these aspirations could adversely affect our ability to attract and retain team members. Failure to sufficiently address evolving employee expectations related to our culture and value proposition could also adversely affect our ability to attract and retain team members.

The COVID-19 pandemic introduced new, and amplified existing, people-related risks. From the beginning of the COVID-19 pandemic, we prioritized the health and safety of our team, including implementing strict sanitation and safety procedures, accelerated remote work arrangements, and providing enhanced access to workplace mental health services. This led to the introduction of our Bell Workways program to help team members and leaders in managing work, family and other commitments by offering a new approach for our workplace that allows flexibility for team members on how and where they work, depending on their new designated role-based work profiles (remote, mobile or full-time office). As we move forward with this approach, we must nonetheless continue to manage health and safety concerns related to the COVID-19 pandemic in relation to our regular daily activities. In addition, flexible work models require a cultural shift and may bring potential volatility, which could impact business activities. Should we fail to establish an optimal post-pandemic work arrangement and develop new leadership skills necessary in the context of a new hybrid model, this could impair our ability to engage, motivate and retain employees, impact productivity, increase the number of employees on disability leave for mental health reasons, and introduce additional operational risks or exacerbate our exposure to existing ones, which could impair our ability to manage our business.

Other examples of people-related risks include the following:

•The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, retaining and developing such skilled resources
•Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for senior executive and other key roles, could impair our business until qualified replacements are found
•Ensuring the safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, and/or in times of pandemic, requires focus, effective processes and flexibility to avoid injury, illness, service interruption, fines and reputational impact
•Potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations could adversely affect our business and financial results
3.2Challenges related to collective agreements could adversely affect our business

Approximately 43% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2022. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives.

We cannot predict the outcome of collective agreement negotiations. Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint and improved efficiencies. If during the bargaining process there were to be project delays and work disruptions, including work stoppages or work slowdowns, this could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

4.Operational performance

4.1Our networks and IT systems are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide high-quality and consistent wireless, wireline and media services to customers in a complex and changing operating environment is crucial for sustained success. Network capacity demands for content offerings and other bandwidth-intensive applications on our wireline and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Stay-at-home and work-from-home measures implemented by governments and businesses during the COVID-19 pandemic have further impacted the nature of our customers’ use of our networks, products and services. This has created increased capacity pressure on certain areas of our wireless, wireline and broadcast media networks in a short period of time. As a result of taking various steps to maintain service continuity, our networks have, in general, adequately sustained such increased usage, but there can be no assurance that this will continue to be the case. We may also need to incur significant capital expenditures in order to provide additional capacity and reduce network congestion. Home offices can be anywhere in the country and network performance and/or reliability may vary depending on the location. The recent trend for families to move from urban centres to less urbanized areas also increases the need to develop and/or enhance our network in areas that were not previously served or that were underserved.

Customers and other stakeholders expect that we deliver reliable service performance, enabled by our network and other infrastructure, as well as the network and infrastructure of third party providers on which we rely. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our legacy networks could adversely affect our customers, including preventing the provisioning of critical services, and could have an adverse impact on our business and financial performance. Furthermore, we may need to manage the possibility of instability as we transition towards converged wireline and wireless networks and newer technologies, including software-defined networks leveraging open source software and cloud services. Network failures and slowdowns, whether caused by internal or external forces, human-caused error or threat, or external events, could adversely affect our brand and reputation, subscriber acquisition and retention as well as our financial results. While we invest in the resiliency of our network and infrastructure and establish response strategies and business continuity protocols to seek to maintain service consistency, there is no assurance that such investments and protocols will be sufficient to prevent network failure or the failure of other infrastructure, or a disruption in the delivery of our services.

In addition, we currently use a very large number of interconnected internal and third-party operational and business support systems for provisioning, networking, distribution, broadcast management, ordering, billing and accounting, which may hinder our operational efficiency. If we fail to implement, maintain or manage highly effective IT systems supported by an effective governance and operating framework, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

•The current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, due to workforce reduction initiatives, government actions, illness, or other restrictive measures, which may impact our ability to maintain or upgrade our networks in order to accommodate increased network usage and to provide the desired levels of customer service
•Failure to maintain required service delivery amid operational challenges (including those related to flexible work models and the availability of employees with the required skill set in the context of a tight labour market) and a transformation of our infrastructure and technology could adversely affect our brand, reputation and financial results
•We may lose sales should we fail to maximize channel efficiencies, which could adversely affect our financial results
•Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated, or be completed when expected, and could adversely impact our ongoing operations
•Failure to streamline our significant IT legacy system portfolio and proactively improve operating performance could adversely affect our business and financial results
•We may experience more service interruptions or outages due to legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased.
•There may be a lack of replacement parts and competent and cost-effective resources to perform the lifecycle management and upgrades necessary to maintain the operational status of legacy networks and IT systems
•Climate change increases the probability of severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis, all of which could impact network availability and performance and drive more repairs of network equipment

4.2 Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation, business continuity and strategy depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of certain of the above-mentioned risks. We must also manage business continuity issues caused by internal forces, including human error, human-caused threats and inefficiencies. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to adequately complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, among other factors, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network and other infrastructure failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

In addition, the current global economic uncertainty and the COVID-19 pandemic may bring about further incremental costs, delays or unavailability of equipment and materials as well as unavailability of our employees or those of our suppliers or contractors, any of which could impact our operations and business continuity strategies.

4.3Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

5.Vendor management/supply chain

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance or oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives. In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Ongoing relationships must further be adequately managed in order to address existing and new operational and compliance requirements. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geopolitical environments and cultures, as well as the potential for localized natural disasters.

We may have to select different third-party suppliers for equipment or other products and services, or different outsourcers, in order to meet evolving internal company policies and guidelines as well as regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in significant increased costs, as well as transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The use of third-party suppliers and the outsourcing of services generally involve transfer of risks, and we must take appropriate steps to ensure that our suppliers’ and outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Increased focus on supplier risks in areas of security, data governance, responsible procurement and broader ESG factors requires increased attention given that supplier actions or omissions could have significant impacts on our business, financial results, brand and reputation. Furthermore, cloud-based supplier models have continued to evolve and grow and, while they offer many potential benefits, cloud-based services can also change the level or types of risks. Accordingly, our procurement and vendor management practices must also continue to evolve to fully take into account the potential risks of cloud-based services.

In addition, certain company initiatives rely heavily on professional consulting services provided by third-parties, and a failure of such third party services may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could result in an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with third-party suppliers and outsourcers include the following:

•We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers. To the extent that such plans do not successfully mitigate the impacts of the current global economic uncertainty, the COVID-19 pandemic, geopolical events or other events, and our suppliers or vendors experience operational failures or inventory constraints, such failures or constraints could result in, or amplify existing, supply chain disruptions that could adversely affect our business. Incremental costs, delays or unavailability of equipment, materials, products or services, as well as unavailability of our suppliers or contractors’ employees, could impact sales and execution of our strategic imperatives and adversely affect our business and financial results.
•The current global economic uncertainty and recent geopolitical events have given rise to inflationary pressures and sharp increases in prices, which could put increased pressure on purchasing costs
•The insolvency of one or more of our suppliers could cause a breakdown in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results
•Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.

•A suboptimal outsourcing model could result in the loss of key corporate knowledge, reduced efficiency and effectiveness, and impede agile delivery of new products or technology
•Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols implemented by our cloud-based partners or suppliers, or by us where we retain responsibility for such protocols, are inadequate
•If existing suppliers do not have appropriate alternative cloud-based products or services, our ability to complete desired migrations to the cloud could be limited or delayed
•Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions
•If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our business, reputation and financial results.
•Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business, reputation and financial results.
•We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, reputation and financial results.
•BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our business, reputation, the quality and speed of services provided to customers, or our ability to address technical issues.
6.Reputation and environment, social and governance practices
6.1 Our ability to maintain positive customer relationships is significantly influenced by our reputation
Many customers’ choice to purchase our products and services is directly related to their perception of our company. Accordingly, our ability to maintain positive customer relationships and acquire or retain customers is significantly influenced by our reputation. The company faces many sources of reputational risks, as discussed throughout this Safe Harbour Notice. Should our perceived or actual outlook, plans, priorities or actions, or those of our employees or suppliers, fail to align with stakeholders’ expectations, our reputation could be impacted, which could have an adverse effect on our brand, our ability to retain or attract customers, and more generally on our business, financial condition, liquidity and financial results.

6.2There is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy and operations to generate a positive outcome for stakeholders
While we seek to understand the evolving ESG environment and identify topics and activities that may expose us to ESG risks, there is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy and operations to generate positive outcomes for stakeholders. Good ESG practices are an important measure of corporate performance and value creation. As such, we are increasingly under scrutiny to address ESG matters of importance to our stakeholders. A wide range of ESG topics have progressively become important elements of corporate culture and embracing them reinforces our value proposition to drive employee attraction and retention. Customers now factor broader considerations into purchase decisions and look for alignment of personal values with corporate behaviour. Investors increasingly link investment decisions to the quality of ESG practices and related disclosed metrics. Legal and regulatory pressures have further intensified in the ESG sphere, including, without limitation, in the areas of privacy, accessibility, data governance, climate change and diversity. Accordingly, failure to integrate ESG considerations into our governance activities and effectively manage ESG risks and opportunities could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company. Perceived misalignment of our actions with stakeholder expectations could also harm our brand and reputation and lead to further financial and other consequences. Similarly, enhanced ESG-related disclosures could increase the company’s exposure to claims for misrepresentation in the primary or secondary market.

6.3Failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change, could have an adverse effect on our business
We face risks related to environmental events, including climate-related events, which could impact our operations, service performance, reputation and business continuity, cost of insurance, and more generally have an adverse effect on our business, financial performance and reputation. In particular, climate change poses potential risks to our business, our employees, our customers, our suppliers and outsourcers, and the communities we operate in. Inadequate management of environmental issues associated with our company and our business, as well as our suppliers and other stakeholders, could also adversely affect our business, financial condition, liquidity, financial results or reputation given the implications for the company as well as various stakeholders.

In alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), we categorize climate-related risks into physical and transition risks:

•Physical risks are associated with the physical impacts from a changing climate and can either be event-driven (acute) or longer-term (chronic) shifts in climate patterns. Global climate change could exacerbate certain of the threats facing our business, including the frequency and severity of weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis. These events could have a destructive impact on our telecommunications network infrastructure, which could affect our ability to deliver communications services that are critical to our customers and society, and significantly increase the cost of repairs. In addition, rising mean temperatures and extended heat waves could increase the need for cooling or heating capacity in our network infrastructure, thus increasing our energy consumption and associated costs. In order to enhance our resiliency to these increasing or decreasing temperatures, we may need to increase our investments in our infrastructure, which would lead to increased operational costs.
•Transition risks are associated with a transition to a lower-carbon economy, which may include extensive regulatory, technology and market changes to address mitigation and adaptation requirements related to climate change. These risks may include increased operational costs driven by the rising price of energy due to carbon pricing regulations and the shifting supply and demand for energy, increased operational costs related to e-waste treatment programs and management systems, reputational risks related to our management of climate-related issues as well as to our level of disclosure related to such matters. There is also a reputational risk of not demonstrating our proactive behaviour towards climate change, which could affect customer perception and the cost and availability of funding that has the potential to be increasingly tied to the quality of our ESG practices and related disclosed metrics, all of which could have negative financial outcomes.
Furthermore, climate-related events could also impact our suppliers, which in turn could impact our business. Given that some of our third-party suppliers and outsourcers are located in foreign countries, localized natural disasters in such countries could further negatively impact our business.

In addition, several areas of our operations raise other environmental considerations, such as fuel storage, GHG emissions and energy consumption reduction, waste management, disposal of hazardous residual materials, and recovery and recycling of end-of-life electronic products we sell or lease.

Our team members, customers, investors and governments expect that we regard environmental protection as an integral part of doing business and that we seek to minimize the negative environmental impacts of our operations and create positive impacts where possible. Failure to recognize and adequately respond to their evolving expectations, to take action to reduce our negative impacts on the environment, to achieve our environmental commitments and to effectively report on environmental matters, could result in fines, and could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

6.4Pandemics, epidemics and other health risks, including health concerns about radiofrequency emissions from wireless communication devices and equipment, could have an adverse effect on our business

In addition to risks related to the COVID-19 pandemic, other pandemics, epidemics and other health risks could occur, which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics and other health risks could also have an adverse effect on the economy and financial markets resulting in a declining level of retail and commercial activity, which could have a negative impact on the demand for, and prices of, our products and services.

Many studies have been performed or are ongoing to assess whether mobile communications devices, such as smartphones, as well as wireless networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. The International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile communications devices, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

The following challenges, among others, could result from our business being heavily dependent on radiofrequency technologies:

•We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits is unpredictable and could change over time
•Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance
•Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution
Any of these events could have an adverse effect on our business and financial performance.

6.5Various social issues, if not adequately managed, could have an adverse effect on our business

Effective management of social risk is a component of good ESG practices. Inadequate management of social issues associated with our company and our business, as well as our suppliers and other stakeholders, could adversely affect our business, financial condition, liquidity, financial results or reputation. This may include social issues discussed elsewhere in this Safe Harbour Notice such as DEIB, employees’ well-being, health and safety, responsible procurement, as well as other social issues such as human rights, including Indigenous peoples’ rights, consultation and accommodation, and community acceptance and engagement. Failure to sufficiently report on our management of social issues and to achieve our social commitments could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company.

6.6There can be no assurance that our corporate governance practices will be sufficient to prevent violations of legal and ethical standards

Our employees, officers, board members, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies, standards and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong corporate governance practices, including through our Code of Business Conduct which is updated regularly and subject to an annual review by our team members, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation.

6.7Various factors could negatively impact our ability to achieve our ESG targets

We have set a number of ambitious ESG targets to monitor our ESG performance and align our strategic imperatives. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to sufficiently address evolving employee, customer, investor and other stakeholder expectations through achievement of our ESG targets could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

Important risk factors that could affect certain of our key ESG targets are set out below.

GHG emissions reduction and supplier engagement targets

Our GHG emissions reduction targets rely in large part on our ability to implement sufficient corporate and business initiatives in order to reduce GHG emissions to the desired levels as reflected in such targets. Failure to implement such initiatives according to planned schedules due to changes in business plans, our inability to implement requisite operational or technological changes, unavailability of capital, technologies or employees, cost allocations, actual costs exceeding anticipated costs, or other factors, or the failure of such initiatives, including of new technologies, to generate anticipated GHG emissions reductions, could negatively affect our ability to achieve our GHG emissions reduction targets. In addition, future corporate initiatives, such as business acquisitions and organic growth, could negatively affect our ability to achieve our targets, as would the adoption of new technologies that are carbon enablers or do not generate the anticipated energy savings.

The achievement of our target to be carbon neutral for our operational GHG emissions starting in 2025 and of our SBTs may require that we purchase carbon credits and/or renewable energy certificates, as applicable. Should a sufficient quantity of credible credits or certificates be unavailable, should their cost of acquisition be considered too onerous, or should regulations, applicable standards, public perception or other factors limit the number of credits or certificates that we can purchase, the achievement of our GHG emission reduction targets could be negatively impacted.

A refinement in or modifications to international standards or to the methodology we use for the calculation of GHG emissions that would result in an increase in our GHG emissions could further impact our ability to achieve our targets. In addition, as it relates to our SBTs specifically, the SBTi requires the recalculation of our targets upon the occurrence of certain events, such as business acquisitions or divestitures, or to conform to evolving SBTi methodology or standards. A recalculation resulting in the introduction of more ambitious targets could challenge our ability to achieve such updated targets.

The achievement of our SBTs relating to purchased goods and services could be negatively impacted should we fail to achieve the required level of engagement from our suppliers over which we have no control, despite the engagement measures that we may implement, or should we change significantly the allocation of our spend by supplier.

In addition, we have much less control over the reduction of our scope 3 GHG emissions than over our scope 1 and scope 2 GHG emissions given that we must rely on the engagement and collaboration of our suppliers and partners in reducing their own GHG emissions. Accordingly, failure to obtain our suppliers and partners’ engagement and collaboration could adversely affect our ability to meet our scope 3 GHG emissions reduction target.

Diversity, equity, inclusion and belonging targets

Failure to attract and retain a certain level of diverse talent across the organization could negatively affect our ability to meet our DEIB targets and objectives. In addition, our ability to achieve such targets and objectives could also be challenged by reduced labour market availability or restricted access to a diverse talent pool.

7.Financial management

7.1If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this Safe Harbour Notice.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, increasing interest rates, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions and our acquisition of wireless spectrum licences could also adversely affect our outlook and credit ratings and have similar adverse consequences. There is no assurance that we will maintain our current credit ratings and a ratings downgrade could result in adverse consequences for our funding capacity or our ability to access the capital markets. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry. Finally, with increasing emphasis by the capital markets on ESG performance and reporting, there is a potential for the cost and availability of funding to be increasingly tied to the quality of our ESG practices and related disclosed metrics.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts.

Global financial markets have experienced, and could again experience, significant volatility and weakness as a result of market disruptions, such as the COVID-19 pandemic and geopolitical events. The current global economic uncertainty could continue to negatively impact equity and debt capital markets, cause interest rate and currency volatility and movements, and adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. Additionally, the negative impact of the global economic uncertainty and potential recession, higher inflation and higher interest rates on our customers’ financial condition could adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts, thereby negatively affecting our revenues and cash flows, as well as our position under our securitized receivables program.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

7.2We cannot guarantee that dividends will be increased or declared

Increases in the BCE common share dividend and the declaration of dividends on any of BCE’s outstanding shares are subject to the discretion of BCE’s board of directors (BCE Board) and, consequently, there can be no guarantee that the dividend on common shares will be increased or that dividends will be declared. Dividend increases and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this Safe Harbour Notice.

7.3We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of the BCE 2021 Annual MD&A and in Note 29 to BCE’s 2021 consolidated financial statements, as updated in BCE’s Q1 2022 MD&A, Second Quarter (Q2) 2022 MD&A and Q3 2022 MD&A, and BCE’s Q1, Q2 and Q3 2022 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, increased costs, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

7.4The failure to reduce costs as well as unexpected increases in costs could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

•Increased inflation could continue to result in higher input costs for equipment, products and services, and create increased pressure for wage increases
•Increased costs related to the COVID-19 pandemic and geopolitical events could continue for an undetermined period of time
•Increased interest rates could continue to negatively impact our cost of financing
•Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues
•As suppliers continue to shorten software lifecycles, the cost of seeking to maintain adequate information security increases
•Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles
•Failure to contain growing operational costs related to network sites, network performance and resiliency, footprint expansion, spectrum licences, insurance and content and equipment acquisition could have a negative effect on our financial performance
•In addition to the current global economic uncertainty and recent geopolitical events which have given rise to sharp increases in energy prices, fluctuations in energy prices are further partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations
•Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may result in financial penalties and loss of revenues
7.5The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. The current global economic uncertainty could further result in increased fraud activities, which could result in financial loss and brand degradation.

Specific examples relevant to us include:

•Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues
•Subscription fraud on accounts established with a false identity or paid with a stolen credit card
•Fraudulent (unauthorized) access to, and manipulation of, customer accounts, including through sim-swap and port out fraud
•Network usage fraud such as call/sell operations using our wireline or wireless networks
•Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss
7.6Income and commodity tax amounts may materially differ from the expected amounts
Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

7.7A number of factors could impact our estimates and our financial statements

We base our estimates on a number of factors, including but not limited to historical experience, current events such as the effects of the COVID-19 pandemic, economic and financial market conditions such as higher interest rates and inflation, supply chain disruptions and the increasing risk of recession, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

7.8The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, and we may be required to increase contributions to our post-employment benefit plans

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for the management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors, including changes caused by the current global economic uncertainty, the COVID-19 pandemic and recent geopolitical events, could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public and private equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.